UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-3526

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc. Retirement Savings Plus Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Southern Company
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

AGL Resources Inc. Retirement Savings Plus Plan

Financial Statements and Supplemental Schedule
As of December 31, 2017 and 2016 and
For the Year Ended December 31, 2017

AGL Resources Inc. Retirement Savings Plus Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2017	3

Notes to Financial Statements	4-9

Supplemental Schedule

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) As of December 31, 2017	11

Signature	12

Exhibit Index	13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
AGL Resources Inc. Retirement Savings Plus Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AGL Resources Inc. Retirement Savings Plus Plan (the “RSP Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the RSP Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the RSP Plan’s management. Our responsibility is to express an opinion on the RSP Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the RSP Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The RSP Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the RSP Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the RSP Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the RSP Plan’s financial statements. The supplemental information is the responsibility of the RSP Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the RSP Plan’s auditor since 2012.

Atlanta, Georgia
June 29, 2018

AGL Resources Inc. Retirement Savings Plus Plan
Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value:
Registered investment companies	$725,550,205	$561,782,426
Southern Company common stock	56,774,959	61,828,848
Collective trust	—	76,888,203
Total investments	782,325,164	700,499,477

Receivables:
Notes receivable from participants	14,506,238	13,319,952
Employer contributions	1,858,847	2,131,921
Participant contributions	—	755,066
Due from broker for securities sold	—	72,745
Total receivables	16,365,085	16,279,684

Accrued interest	—	20,887

Total assets	798,690,249	716,800,048

Liabilities:
Payable to The Southern Company Employee Savings Plan (see Note 1)	(798,690,249)	—

Net assets available for benefits	$—	$716,800,048

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc. Retirement Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

2017
Additions:
Investment income	$108,969,558

Interest income on notes receivable from participants	612,742

Contributions:
Participant	26,043,659
Employer	15,456,087
Rollover	666,498
Total contributions	42,166,244

Total additions	151,748,544

Deductions:
Benefits paid to participants	(71,138,196)
Administrative expenses	(504,851)
Total deductions	(71,643,047)

Net increase before transfers (to) from related plans	80,105,497

Transfers (to) from related plans:
Asset transfer to The Southern Company Employee Savings Plan (see Note 1)	(798,690,249)
Transfers from Nicor Gas Thrift Plan	1,784,704
Total transfers	(796,905,545)

Net decrease after transfers (to) from related plans	(716,800,048)

Net assets available for benefits:

Beginning of year	716,800,048

End of year	$—

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc. Retirement Savings Plus Plan
Notes to Financial Statements

1.	Plan Description
The following description of the AGL Resources Inc. Retirement Savings Plus Plan (the “RSP Plan”) is as of December 31, 2017 and is provided for general information. Participants should refer to the RSP Plan document for a more complete description of the RSP Plan’s provisions.
As described below, effective January 1, 2018, the RSP Plan merged into The Southern Company Employee Savings Plan (“Southern ESP”) and the RSP Plan ceased to exist.
General
The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all regular full-time and part-time employees of Southern Company Gas (the “Company”) (formerly known as AGL Resources Inc.) and its subsidiaries are eligible to participate in the RSP Plan after receiving their first paycheck. Leased employees, interns, co-op students and union employees whose collective bargaining agreements do not provide for participation in the RSP Plan are not eligible to participate.
The RSP Plan consists of both a profit sharing plan and an employee stock ownership plan (“ESOP”). The ESOP consists of the portion of the RSP Plan which is invested in The Southern Company (“Southern Company”) common stock or that was invested in AGL Resources Inc. common stock prior to the merger on July 1, 2016 described below. Both the ESOP and the non-ESOP portions of the RSP Plan are intended to constitute a single plan.
On June 28, 2013, assets from the Nicor Companies Savings Investment Plan (the “SIP Plan”) merged into the RSP Plan. Participants in the SIP Plan became immediately eligible to participate in the RSP Plan. These participants included employees hired at Northern Illinois Gas Company (doing business as Nicor Gas Company) and Nicor Energy Services Company (doing business as Pivotal Home Solutions), and collectively are referred to as “Nicor participants.” All other participants are referred to as “AGL participants.”
On July 1, 2016, the Company completed its previously announced merger with Southern Company and became a wholly-owned, direct subsidiary of Southern Company. Effective with the acquisition, Southern Company Services, Inc. became the Plan Sponsor and assumed responsibility for administration of the RSP Plan.

RSP Plan Merger
The Board of Directors of the Plan Sponsor approved a merger of the RSP Plan into the Southern ESP effective January 1, 2018. At December 31, 2017, assets that were held in individual investment funds and the collective trust were sold and the funds were held temporarily in a money market fund until transferred to the Southern ESP on January 2, 2018. The total assets transferred to the Southern ESP including notes receivable were $798,690,249. At that time, all participants in the RSP Plan became participants in the Southern ESP and the RSP Plan ceased to exist. The eligibility for participants did not change as a result of the RSP Plan merger and the benefit structure in the Southern ESP is comparable to the RSP Plan as described below.

Administration
The RSP Plan is administered by the Southern Company Employee Savings Plan Committee (the “Committee”), which is appointed by the Plan Sponsor’s Board of Directors. The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.
The Committee has engaged Bank of America, N.A. (“Trustee”) to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and Southern Company common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) serves in the role of record keeper and custodian for the RSP Plan.
Contributions
Employee Contributions. Participants may elect to make either before-tax contributions, Roth after-tax contributions, traditional after-tax contributions, or a combination thereof. The amount a participant elects to contribute is withheld from his or her compensation through payroll deductions, and such contributions are transferred by the Company to the Trustee of the RSP Plan at each payroll period and credited to the participant’s account as soon as administratively practicable after such transfer. An automatic before-tax contribution deferral of 3% of eligible compensation is generally provided for employees

AGL Resources Inc. Retirement Savings Plus Plan
Notes to Financial Statements

hired or rehired on or after January 1, 2012, when no other election is made. The automatic enrollment will become effective on the first day of the first full pay period beginning 30 days after the eligible new employee enters the RSP Plan.
Participants who have attained age 50 before the end of the RSP Plan year are eligible to make additional catch-up contributions. The RSP Plan also accepts certain rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the RSP Plan. To the extent a participant does not elect to invest their account balances in any investment fund, the RSP Plan has designated a qualified default investment fund. Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).
Company Contributions. Generally, on behalf of each participant who makes before-tax and/or Roth after-tax contributions, the Company makes a matching contribution each payroll period. The Company also makes a matching contribution on traditional after-tax contributions for Nicor participants each payroll period.

•
Participants eligible for the legacy AGL defined benefit pension plan receive a matching contribution equal to 65% of the participant’s before-tax and Roth after-tax contributions up to 8% of the participant’s compensation.

•
Participants not eligible for the legacy AGL defined benefit pension plan (including Nicor participants) receive a matching contribution equal to 100% of the participant’s first 3% of contributions and 75% of the participant’s next 3% of contributions.

•
For employees who are not eligible to accrue benefits under a defined benefit pension plan, the Company makes a non-discretionary annual profit sharing contribution of 1.5% of the participant’s eligible pay. To be eligible, an employee must be either employed on the last day of the plan year or have terminated employment during the year due to death, disability, or retirement. Nicor participants must also have completed a year of service to begin receiving this contribution. The Company made a final non-discretionary annual profit sharing contribution for the 2017 plan year in February 2018.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions, as well as allocations of the Company’s non-discretionary annual profit sharing contribution, and RSP Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the RSP Plan. Allocations are based on participant earnings, account balances, or specific participant transactions. A participant is entitled to the benefits that can be provided from the participant’s vested account.
Vesting
A participant’s contributions and earnings thereon, and all Southern Company common stock dividends are vested immediately. The Company’s contributions and earnings thereon are vested upon occurrence of any one of the following:

•	Completion of three years of vesting service;

•	Attainment of age 65 while employed by the Company;

•	Eligible to receive benefits under the Company’s Long-Term Disability Plan; or

•	Death while employed by the Company.
Partial vesting of the Company’s contributions occurs during the three years of vesting service as follows:

	(AGL Participants)	(Nicor Participants)
Years of Vesting Service	Percentage	Percentage
Completed by Employee	Vested	Vested
Less than 1 year	0%	0%
1 year	50%	0%
2 years	75%	0%
3 years	100%	100%
AGL participants must complete 1,000 hours of service during the RSP Plan year to receive a year of vesting service. Nicor participants receive a year of vesting service on each anniversary of employment.

AGL Resources Inc. Retirement Savings Plus Plan
Notes to Financial Statements

Withdrawals
A participant’s traditional after-tax contributions (including earnings) may be withdrawn. Participants also may be eligible for hardship withdrawals from their before-tax contributions and Roth after-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements. An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal. Additionally, participants over age 59½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.
Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service. If the vested account balance is $1,000 or less, the RSP Plan may make an immediate distribution without the consent of the participant. For balances of more than $1,000 but not over $5,000, if participants do not choose a method of distribution, the account balance will be automatically rolled over by the RSP Plan to an individual retirement account with Merrill Lynch upon separation of service. Otherwise, a participant may delay the distribution of his or her account until the date the participant reaches age 70 ½.
A participant’s distribution may be made in a single sum of cash. Partial distributions, and monthly, quarterly, semi-annual, or annual installments of a fixed amount or period are also allowed. To the extent a participant’s account is invested in Southern Company common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of Southern Company common stock (and cash representing any fractional share).
Distributions of cash or Southern Company common stock from a participant’s account (other than amounts attributable to the participant’s Roth after-tax contributions and traditional after-tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution. Such distributions generally will be subject to 20% federal income tax withholding.
Notes Receivable from Participants
Participants may borrow from their participant accounts. Such borrowings represent loans to the participant and notes receivable to the RSP Plan. The minimum loan amount to a participant is $1,000 and may not exceed the lesser of either the limit established by the Committee or the lesser of (i) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, (ii) 50% of the participant’s vested account balance less the participant’s current outstanding loan, or (iii) 50% of the participant’s vested account balance. Participants generally repay loans through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The notes receivable from participants are secured by the vested portion of the participant’s account and bear interest at fixed rates that range from 3.25% to 5.25%. The interest rate is established at the date of the loan and is based on the prime rate plus 1%. The interest rate remains fixed over the life of the loan and interest is computed monthly.
A participant may not have more than two loans outstanding at any time, and only one can be residential. In the event that a participant terminates employment for any reason, any outstanding loan balance(s) will become due and payable in full at that time. The RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.
Forfeited Accounts
Any forfeited amounts resulting from employee terminations prior to completion of the vesting period may be used to reduce future Company contributions or may be applied to RSP Plan expenses incurred with respect to administering the RSP Plan. The RSP Plan used $176,397 of the forfeited non-vested account balances to decrease Company contributions in 2017.
Administrative Expenses
Loan origination and maintenance fees associated with notes receivable from participants, overnight check service fees, and the RSP Plan’s investment advisory and shareholder servicing fees are paid by the RSP Plan and are reflected in the financial statements as administrative expenses. Investment management fees are charged to the RSP Plan as a reduction of investment return and included in the investment income reported by the RSP Plan. All other expenses of the RSP Plan are paid by the Company.

AGL Resources Inc. Retirement Savings Plus Plan
Notes to Financial Statements

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The RSP Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The RSP Plan’s investment committee determines the RSP Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 - Fair Value Measurements for discussion of fair value measurement.
Income Recognition
Purchases and sales of securities are recorded on a trade basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The RSP Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments as investment income, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is reported on the accrual basis. No allowance for credit loss has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the RSP Plan administrator deems the participant loan to be in default, the participant loan balance is taxable and, if the participant is eligible to receive a distribution, a benefit payment is recorded.

3.	Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).
The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.

AGL Resources Inc. Retirement Savings Plus Plan
Notes to Financial Statements

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Common Stock
Shares of Southern Company common stock are valued at the closing price per unit on each business day on the active market in which the securities are traded.
Collective Trust
The collective trust provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds. Depending on the type of underlying investment, fair value is comprised of: i) the expected future cash flows for each contract discounted to present value, ii) the aggregate net asset value (“NAV”) of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and iii) the value of wrap contracts, if any. The collective trust uses the practical expedient to measure fair value at NAV of the fund’s participation units as reported in the audited financial statements of the fund. The fund generally provides for daily redemptions at reported NAV per share with no advance notification requirements.

Registered Investment Companies
Registered investment companies are valued at the NAV of shares held by the RSP Plan each business day.
The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.
The fair value of the RSP Plan’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs as of December 31, 2017 and 2016. There were no Level 2 or 3 inputs at December 31, 2017 and 2016.

	Level 1	NAV	Total
December 31, 2017
Registered investment companies	$725,550,205	$—	$725,550,205
Southern Company common stock	56,774,959	—	56,774,959
Total investments at fair value	$782,325,164	$—	$782,325,164
December 31, 2016
Registered investment companies	$561,782,426	$—	$561,782,426
Collective trust (1)(2)	-	76,888,203	76,888,203
Southern Company common stock	61,828,848	—	61,828,848
Total investments at fair value	$623,611,274	$76,888,203	$700,499,477

(1)
Certain investments measured at NAV per unit (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits.

(2)	Measured using the NAV per unit (or its equivalent) as a practical expedient and held in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity.

4.	Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2014, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC. The RSP Plan has been amended since the IRS made its determination. The RSP Plan administrator and tax counsel believe that the RSP Plan and related

AGL Resources Inc. Retirement Savings Plus Plan
Notes to Financial Statements

trust were designed and operated in compliance with the applicable requirements of the IRC through the date of the RSP Plan merger. Therefore, no provision for income taxes has been included in the RSP Plan’s financial statements.
U.S. GAAP requires RSP Plan management to evaluate tax positions taken by the RSP Plan and recognize a tax liability (or asset) if the RSP Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. At December 31, 2017, there were no uncertain tax positions. The RSP Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Transfers In from Related Plan
Prior to the RSP Plan’s merger into the Southern ESP, Nicor Gas employees covered by a collective bargaining agreement were eligible to participate in the Nicor Gas Thrift Plan (“Thrift Plan”). When the employment status of a covered Nicor Gas employee changed, resulting in the employee no longer being covered by a collective bargaining agreement, eligibility for participation shifted between the Thrift Plan and the RSP Plan. When eligibility changed, the account balance of the participant transferred to the related plan. Amounts transferred in to the RSP Plan from the Thrift Plan were $1,784,704 in 2017.

Effective January 1, 2018, all participants are in the Southern ESP.

6.	Related Party Transactions and Party-in-Interest Transactions
ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.
Notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
Fees incurred by the RSP Plan for the investment management services are included in investment income, as they are paid through revenue sharing, rather than a direct payment. Certain administrative functions are performed by officers or employees of the Company and its affiliates. No such officer or employee receives compensation from the RSP Plan. The Company pays directly any other fees related to the RSP Plan’s operations.
The RSP Plan allows participants to direct investments in the common stock of the RSP Plan Sponsor’s parent company. At December 31, 2017 and 2016, the RSP Plan held 1,180,598 and 1,256,939 shares, respectively, of Southern Company common stock with a fair value of $56,774,959 and $61,828,848, respectively. The RSP Plan recorded dividend income of $2,143,251 in 2017 related to Southern Company common stock.

7.	Risks and Uncertainties
The RSP Plan invested in various investment securities, including Southern Company common stock. Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term. Participants will continue to be subject to these risks and uncertainties after the RSP Plan merger and such changes could materially affect their account balances.

Supplemental Schedule

AGL Resources Inc. Retirement Savings Plus Plan
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) - as of December 31, 2017
EIN\PN: 63-0274273 / 202 / Form 5500

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost**	value

*	The Southern Company	Common stock at $5.00 par value		$56,774,959
	Money Market Fund	Registered investment company		725,540,112
	Vanguard Total Bond Market Index Fund Institutional	Registered investment company		10,093

	Total investments per financial statements			782,325,164

*	Participant loans	3.25% to 5.25%	-0-	14,506,238

	Total investments per Form 5500			$796,831,402

*	Denotes party-in-interest investment.
**	Cost information not required for participant-directed accounts under an individual account plan.

Signature

The RSP Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC. RETIREMENT SAVINGS PLUS PLAN

Date: June 29, 2018	/s/ James M. Garvie
James M. Garvie Senior Vice President Total Rewards and Corporate HR Southern Company Services, Inc. Member of the Southern Company Employee Savings Plan Committee

Exhibit Index

Exhibit
Number	Description

23	Consent of BDO USA, LLP